Mail Stop 4561

October 23, 2007

Paul Marin
President and Principal Financial Officer
Immediatek, Inc.
320 South Walton
Dallas, Texas 75226

> **Re:** **Immediatek, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 000-26073**

Dear Mr. Marin:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 8A. Controls and Procedures, page 27

1. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective at December 31, 2006. We further note, that "notwithstanding the material weakness described below" management concluded that the consolidated financial statements fairly state, in all material respects, the Company's financial condition, results of operations and cash flows for the periods presented. In addition, based on the material weaknesses noted, the Company concluded that you did not have effective internal controls. Given the material weaknesses and the ineffective internal controls noted, it is unclear how your chief executive

officer and chief financial officer have concluded that your disclosure controls and procedures were effective at December 31, 2006. In light of the fact that a material weaknesses existed with respect to the design or operation of your internal controls over financial reporting, disclose in reasonable detail the basis for officers' conclusions that the Company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

Audit Opinion, F-3

2.   Revise to filing to include the city and state in which the audit opinion of Beckstead and Watts, LLP was issued in accordance with Item 310 of Regulation S-B

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Branch Chief